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SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.            )*

Salon Media Group, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
79549 F10 8 (CUSIP Number)
Cheryl K. House, Esq. Adobe Systems Incorporated 345 Park Avenue San Jose, CA 95110 (408) 536-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 7, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

CUSIP No. 79549 F10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Adobe Systems Incorporated; IRS# 7730019522

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) / /
(b) / /

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by		7.	Sole Voting Power
Each Reporting Person With
4,964,890

		8.	Shared Voting Power
0

		9.	Sole Dispositive Power
4,964,890

		10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
6,379,717†

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.	Percent of Class Represented by Amount in Row (11)
34.97%

14.	Type of Reporting Person (See Instructions)
CO

†
Includes 1,414,827 shares issuable upon the exercise of warrants held by reporting person

Item 1.	SECURITY AND ISSUER
Common Stock, par value $.001; Salon, Inc., a Delaware corporation with principal executive offices located at 22 Fourth Street, 16th Floor, San Francisco, CA 94103
Item 2.	IDENTITY AND BACKGROUND
	(a)	Adobe Systems Incorporated
	(b)	345 Park Avenue, San Jose, CA 95110
	(c)	Graphics software development, manufacture and licensing
	(d)	No
	(e)	No
	(f)	Not applicable
Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Purchase of 125 shares of Series B Preferred Stock currently convertible into an aggregate of 2,830,913 shares of Common Stock. Additionally, reporting person received a warrant to purchase an additional 1,414,827 shares of issuer's Common Stock exercisable at $.21 per share.
Item 4.	PURPOSE OF TRANSACTION
A general investment held by reporting person with respect to the shares reported herein.
Item 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)
2,133,977 shares of Common Stock; 2,830,913 shares of Common Stock underlying 125 shares of Series B Preferred Stock; and 1,414,827 shares of Common Stock underlying warrants which may be exercised by reporting person — Aggregate 6,379,717 shares; 34.97%
	(b)	4,964,890
(c)
Purchase of 125 shares of Series B Preferred Stock convertible into an aggregate of 2,830,913 shares of Common Stock. Additionally, reporting person received a warrant to purchase an additional 1,414,827 shares of issuer's Common Stock exercisable at $.21 per share.
	(d)	Not applicable
	(e)	Not applicable
Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Not applicable
Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2002 Date
/s/ KAREN O. COTTLE Signature
Karen O. Cottle, Senior Vice President, General Counsel and Secretary Name/Title

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Signature